Exhibit 21

SUBSIDIARIES OF REGISTRANT

The following are wholly-owned subsidiaries of the registrant:

NAME	STATE OF ORGANIZATION
Securities America Financial Corporation	Nebraska
Securities America, Inc.	Delaware
Securities America Advisors, Inc.	Nebraska
Brecek & Young Advisors, Inc.	California
Ladenburg Thalmann & Co. Inc.	Delaware
Ladenburg Thalmann Asset Management Inc.	New York
Investacorp, Inc.	Florida
Investacorp Advisory Services Inc.	Florida
Triad Advisors, Inc.	Florida
Premier Trust, Inc.	Nevada

Not included above are other subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as such term is defined by Rule 1-02(w) of Regulation S-X.